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Wefunder Announcement: OG Members

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FROM: David with Offline <hello@letsgetoffline.com>
SUBJECT: GUESS WHAT? You can now own a part of Offline 😜

Happy Monday, {{customer.first_name}}!

David here, founder of Offline, and I wanted to share some really exciting news ⬇️ *watch the video below* ⬇️



For the last few months, we've been prepping an equity crowdfunding campaign, and we're excited to share that **this campaign is now in private launch and as an Offline subscriber, you're finding out about it *before* the rest of the world.**

VIEW THE PRIVATE LAUNCH 👀

Equity crowdfunding allows you to actually become an investor and shareholder alongside people who professionally invest in startups. It's not like Kickstarter where you'd be buying a CD or a T-shirt or something in advance and fronting us the money to produce it.

If you believe in what we're creating, I'm asking you to consider becoming an investor.

Take a look at the page, and don't be shy with questions! Wefunder has a cool "Ask a Question" feature and I'll be here ready to answer your questions.

See you on the other side,

DAVID SHANER
Founder & CEO

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

CONTACT SUPPORT

Our mailing address is:
16 W Martin St. Suite 1108
Raleigh, NC 27601











Can you vouch for John Doe?

John has applied to raise funding for **Company Name** on Wefunder and provided your name as a personal reference.

> *Quote goes here*

Wefunder has raised hundreds of millions for startups that later went on to raise over $5 billion in follow-on funding from venture capitalists.

Can you vouch for John?

VOUCH FOR JOHN

LEARN MORE

About Wefunder
We help anyone invest as little as $100 in the startups they believe in. We're also a Public Benefit Corporation with a mission to keep the American dream alive. We aim to help 20,000 founders get off the ground by 2029.

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Wefunder Inc. runs wefunder.com and is the parent company of Wefunder Advisors LLC and Wefunder Portal LLC. Wefunder Advisors is an exempt reporting adviser that advises SPVs used in Reg D offerings. Wefunder Portal is a funding portal (CRD #283503) that operates sections of wefunder.com where some Reg Crowdfunding offerings are made. Wefunder, Inc. operates sections of wefunder.com where some Reg A offerings are made. Wefunder, Inc. is not regulated as either a broker-dealer or funding portal and is not a member of FINRA.

Company Name is testing the waters to evaluate investor interest. No money or other consideration is being solicited; if sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and, then, only through Wefunder. Any indication of interest has no obligation or commitment of any kind.